Mail Stop 6010


      February 22, 2006


Mr. Robert H. Fisher
Chief Financial Officer
Woodhead Industries, Inc.
Three Parkway North, Suite 550
Deerfield, IL 60015

      Re:	Woodhead Industries, Inc.
Form 10-K for the Fiscal Year Ended October 1, 2005
Form 10-Q for the Fiscal Quarter Ended December 31, 2005
		File No. 000-05971

Dear Mr. Fisher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your October 1, 2005
Form
10-K and December 31, 2005 Form 10-Q in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended October 1, 2005

General

1. Please file your response letter to our prior comment letter dated
February 27, 2003 as correspondence on EDGAR as soon as practicable.
We do not have any record of receiving it via EDGAR.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations 2005, 2004 and 2003, page 9

Sales, page 9

2. We note your disclosure that the growth in the Connectivity segment was due mainly to the success of your growth initiatives in
North America and improved operating results in North America and Asia. We note your disclosure that constant dollar Connectivity sales declined in Europe, with decreases in the U.K. and Italy exceeding increases in Germany and France. We note in the fourth quarter of fiscal 2005 that sales in North America increased 15.5 percent, sales in Europe decreased 16.9 percent and sales in Asia decreased 1.6 percent. Revise your MD&A discussion for all periods presented to more fully describe and quantify the underlying reasons for increases and decreases in sales in the following statements:

* Revise to explain in detail your "growth initiatives" implemented in North America, and provide an explanation of the specific factors that led to "improved operating results" and "strong" or "solid" growth.

* Due to the fact that you record significant amounts of revenue internationally, revise your discussion to provide a brief overview of the internal factors and external (economic, political, etc.)
forces in the individual countries or regions as appropriate which are driving increases or decreases.

Gross Profit, page 10

3. Revise your MD&A discussion to provide a brief explanation of the dollar and percentage change in your costs of sales income statement line item for the periods being compared.
4. Please tell us and revise to clearly discuss what you mean by "that your margin was adversely impacted by higher LIFO" and quantify the affect on your cost of sales for the period.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Accounting Policies, page 26

D. Inventories, page 26

5. Reference is made to your disclosure, "we value our inventories at the lower of cost or market value, and adjust their value for reserves." This disclosure is confusing. Please tell us and revise to clarify what you mean by "adjusting their value for reserves." Also, revise to disclose the methodology used by management to evaluate your inventory for obsolescence. Refer to the guidance in
SAB Topic 5BB.

H. Revenue Recognition, page 28

6. We note that you provide for sales incentives, price adjustments and other allowances at the time of shipment, based on prior claims experience and other quantitative and qualitative factors. In this regard, please revise for the following:
* Disclose the nature of the sales incentives that you grant
* Clarify to us and revise to describe what you mean by price adjustments and other allowances and how you account for these items.

Note 6. Goodwill and Other Intangible Assets, page 33

7. We note that you increased goodwill for a purchase price adjustment in the amount of $2 million in fiscal year 2004.
Revise
to disclose the nature of this adjustment made to the initial allocation. Refer to paragraph 51(h) of SFAS 141.


Note 16. Contingent Liabilities, page 46

8. We note that you have recorded a reserve of $1.5 million representing your estimate of investigation and remediation expenses to be incurred over the next 13 years in connection with the remediation of your Michigan site. You further state that your cost estimate continues to be subject to "substantial uncertainty." In this regard, tell us and disclose the following:

* Tell us how you have evaluated paragraphs 8 and 9 of SFAS 5. To the extent it is at least reasonably possible that loss exceeding amounts already recognized may have been incurred you should either
(1) disclose the estimated additional loss, or range of loss, or
(2)
state such an estimate cannot be made.

* If you have determined that such environmental remediation liability could be significant, provide additional disclosures as outlined in SAB Topic 5-Y.

Exhibits 31.1 and 31.2

9. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, please file amendments to your Form 10-K for the fiscal year ended October 1, 2005 and your Form 10-Q for the fiscal quarter ended December 31, 2005 that include the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

      As appropriate, please amend your October 1, 2005 Form 10-K
and
December 31, 2005 Form 10-Q and respond to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641
or me at (202) 551-3327 if you have questions. In this regard, do not hesitate to call Martin James, Senior Assistant Chief
Accountant,
at (202) 551-3671.


      Sincerely,


      Michele Gohlke
      Branch Chief
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Mr. Robert H. Fisher
Woodhead Industries, Inc.
February 22, 2006
Page 1